UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         TOREADOR RESOURCES CORPORATION
                         ------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    891050106
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 12 Pages
                             Exhibit Index: Page 11

CUSIP NO.  891050106                                          Page 2 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MATLINPATTERSON CAPITAL MANAGEMENT L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.       [    ]
                                        b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,800,152
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,800,152
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,800,152

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.29%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO.  891050106                                          Page 3 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.       [    ]
                                        b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,800,152
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,800,152
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,800,152

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.29%

12       Type of Reporting Person (See Instructions)

                                    HC

CUSIP NO.  891050106                                          Page 4 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  DAVID MATLIN


2       Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.       [    ]
                                        b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,800,152
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,800,152
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,800,152

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.29%

12       Type of Reporting Person (See Instructions)

                                    IN

CUSIP NO.  891050106                                          Page 5 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARK PATTERSON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.       [    ]
                                        b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,800,152
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,800,152
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,800,152

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.29%

12       Type of Reporting Person (See Instructions)

                                    IN

CUSIP NO.  891050106                                          Page 6 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL WATZKY

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.       [    ]
                                        b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,800,152
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,800,152
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,800,152

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.29%

12       Type of Reporting Person (See Instructions)

                                    IN

CUSIP NO.  891050106                                          Page 7 of 12 Pages


Item     1(a)     Name of Issuer: Toreador Resources Corporation (the "Issuer").

         1(b)     Address of the Issuer's Principal Executive Offices:

                  13760 Noel Road
                  Suite 1100
                  Dallas, TX 75240

Item     2(a)     Name of Person Filing

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)    MatlinPatterson Capital Management L.P. ("Matlin LP");

                  ii)   MatlinPatterson   Capital  Management  GP  LLC  ("Matlin
                        LLC");

                  iii)  David Matlin;

                  iv)   Mark Patterson; and

                   v)   Michael Watzky

                  This statement relates to Shares (as defined herein) held for the account of MatlinPatterson Distressed Opportunities Master Account L.P., a limited partnership organized under the laws of the Cayman Islands ("Matlin Distressed"). Matlin LP serves as investment manager to Matlin Distressed. Matlin LLC is the general partner of Matlin LP. David Matlin and Mark Patterson each hold 50 percent of the membership interests of Matlin LLC. Michael Watzky serves as the Senior Portfolio Manager of Matlin LP.

Item     2(b)     Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 520 Madison Avenue, New York, NY 10022.

Item     2(c)     Citizenship:

                  i)    Matlin LP is a Delaware limited partnership;

                  ii)   Matlin LLC is a Delaware limited liability company;

                  iii)  David Matlin is a United States citizen;

                  iv)   Mark Patterson is a United States citizen; and

                   v)   Michael Watzky is a United States citizen.

Item     2(d)     Title of Class of Securities:

                  Common Stock, par value $0.15625 per share (the "Shares").

Item     2(e)     CUSIP Number:

                  891050106

CUSIP NO.  891050106                                          Page 8 of 12 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:


Item     4(a)     Amount Beneficially Owned:

                  As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 1,800,152 Shares.

Item     4(b)     Percent of Class:

                  As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.29% of the total number of Shares outstanding.


Item     4(c)     Number of shares as to which such person has:

         Matlin LP
         ---------
         (i)       Sole power to vote or direct the vote:              1,800,152

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,800,152

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         Matlin LLC
         ----------
         (i)       Sole power to vote or direct the vote:              1,800,152

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,800,152

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         David Matlin
         ------------
         (i)       Sole power to vote or direct the vote:              1,800,152

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,800,152

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

CUSIP NO.  891050106                                          Page 9 of 12 Pages


         Mark Patterson
         --------------
         (i)       Sole power to vote or direct the vote:              1,800,152

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,800,152

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         Michael Watzky
         --------------
         (i)       Sole power to vote or direct the vote:              1,800,152

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,800,152

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The partners of Matlin Distressed are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Matlin Distressed, in accordance with their ownership interests in Matlin Distressed.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO.  891050106                                         Page 10 of 12 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 29, 2008           MATLINPATTERSON CAPITAL MANAGEMENT L.P.

                                   By:      MATLINPATTERSON CAPITAL MANAGEMENT
                                            GP LLC, its general partner


                                            By:    /s/ Robert H. Weiss
                                                   -----------------------------
                                                   Name:    Robert H. Weiss
                                                   Title:   General Counsel


Date:  February 29, 2008           MATLINPATTERSON CAPITAL MANAGEMENT GP LLC


                                   By:    /s/ Robert H. Weiss
                                          --------------------------------------
                                          Name:    Robert H. Weiss
                                          Title:   General Counsel


Date:  February 29, 2008           DAVID MATLIN

                                   By:    /s/ David Matlin
                                          --------------------------------------



Date:  February 29, 2008           MARK PATTERSON


                                   By:    /s/ Mark Patterson
                                          --------------------------------------



Date:  February 29, 2008           MICHAEL WATZKY


                                   By:     /s/ Michael Watzky
                                          --------------------------------------

CUSIP NO.  891050106                                         Page 11 of 12 Pages


                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

A.          Joint Filing Agreement,  dated as of February 29, 2008,
            by and among MatlinPatterson Capital Management L.P.,
            Matlin Patterson Capital Management GP LLC, David Matlin,
            Mark Patterson and Michael Watzky........................         12

CUSIP NO.  891050106                                         Page 12 of 12 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.15625 per share, of Toreador Resources Corporation, dated as of February 29, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  February 29, 2008           MATLINPATTERSON CAPITAL MANAGEMENT L.P.

                                   By:      MATLINPATTERSON CAPITAL MANAGEMENT
                                            GP LLC, its general partner


                                            By:    /s/ Robert H. Weiss
                                                   -----------------------------
                                                   Name:    Robert H. Weiss
                                                   Title:   General Counsel


Date:  February 29, 2008           MATLINPATTERSON CAPITAL MANAGEMENT GP LLC


                                   By:    /s/ Robert H. Weiss
                                          --------------------------------------
                                          Name:    Robert H. Weiss
                                          Title:   General Counsel


Date:  February 29, 2008           DAVID MATLIN

                                   By:    /s/ David Matlin
                                          --------------------------------------



Date:  February 29, 2008           MARK PATTERSON


                                   By:    /s/ Mark Patterson
                                          --------------------------------------



Date:  February 29, 2008           MICHAEL WATZKY


                                   By:     /s/ Michael Watzky
                                          --------------------------------------